EXHIBIT 11




                              EDISON INTERNATIONAL

           COMPUTATION OF PRIMARY AND FULLY DILUTED EARNINGS PER SHARE


                                                   For the Quarter ended
                                                         March 31,
                                             --------------------------------
                                                 1998                 1997
                                                 ----                 ----
                                       (In thousands, except per-share amounts)

Consolidated net income                       $144,010               $144,812

Primary weighted average shares                370,279                419,665

Fully diluted weighted average shares          373,340                422,132

Primary earnings per share                       $0.39                  $0.35

Fully diluted earnings per share                 $0.38                  $0.34